SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                           ---------------------

                                SCHEDULE TO
                               (Rule 14d-100)
         Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                   of the Securities Exchange Act of 1934

                          ----------------------

                            Fedders Corporation
                     (Name of Subject Company (issuer))

                        Fedders Corporation (issuer)
                          (Name of Filing Person)

                  Common Stock, Par Value $0.01 Per Share
                     (Titles of Classes of Securities)

                                 313135501
                  (CUSIP Numbers of Classes of Securities)

                          Robert N. Edwards, Esq.
                     Vice President and General Counsel
                            Fedders Corporation
                           505 Martinsville Road
                       Liberty Corner, NJ 07938-0813
                               (908) 604-8686
          (Name, address and telephone number of person authorized
   to receive notices and communications on behalf of the filing person)

                                  Copy to:
                            Mark C. Smith, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                             Four Times Square
                          New York, New York 10036
                               (212) 735-3000

|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

         |_|      third-party tender offer subject to Rule 14d-1.
         |X|      issuer tender offer subject to Rule 13e-4.
         |_|      going-private transaction subject to Rule 13e-3.
         |_|      amendment to Schedule 13D under Rule 13d-2.

                                                                  NEWS RELEASE
------------------------------------------------------------------------------
FEDDERS                            Fedders         505 Martinsville Road
                                   Corporation     P.O. Box 813
                                                   Liberty Corner, NJ 07938-0813
                                                   Fax: 908/604-0715
                                                   Tel: 908/604-8686
                                                   www.fedders.com


FEDDERS ANNOUNCES PLAN TO OFFER EXCHANGE OF
COMMON STOCK FOR NEW PREFERRED STOCK

Liberty Corner, NJ - October 3, 2002 - Fedders Corporation (NYSE: FJC), a leading global manufacturer of air treatment products, including air conditioners, air cleaners, dehumidifiers and humidifiers, and thermal technology products, today announced that its Board of Directors has approved a plan pursuant to which a new class of Cumulative Preferred Stock will be offered to stockholders in exchange for up to 15 million shares of the Company's common stock, with 14 shares of preferred stock being offered in exchange for every 100 shares of common stock. The offer will be conditioned upon at least 5 million shares of the Company's common stock being tendered.

The new preferred stock will have an annual dividend of $2.15 per share and a liquidation value of $25 per share. Based on a closing price on October 2, 2002 of $2.47 per share for the common stock, the $2.15 dividend on the new preferred stock would provide a 12.2% yield compared to a 4.9% yield on the common stock. Fedders expects to commence the exchange offer on or soon after October 15, 2002 and holders of Fedders' common stock will receive an offering circular outlining the details of the exchange by mail. Implementation of the exchange offer is subject to customary legal and regulatory requirements.



This press release contains certain "forward-looking" statements concerning expectations, anticipations, beliefs, hopes, intentions and strategies for the future. Readers are cautioned not to place undue reliance on forward-looking statements. All such forward-looking statements are based upon information available to Fedders on the date this release is issued. Fedders undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Forward-looking statements involve risks and uncertainties that could cause actual events or results to differ materially from the events or results described in the forward-looking statements.

This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of Fedders. At the time the tender offer is commenced, Fedders will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission. The Tender Offer Statement (including an offering circular, a related letter of transmittal and other offer documents) will contain important information that should be read carefully before any decision is made with respect to the offer.

The offering circular, the related letter of transmittal and certain other documents will be sent to all holders of Fedders common stock, at no expense to them. The Tender Offer statement (including the offering circular, the related letter of transmittal and all other offer documents filed with the Securities and Exchange Commission) will also be available at no charge at the Securities and Exchange Commission's website at http://www.sec.gov.



Contact:  Michael Giordano, (908) 604-8686
          investorrelations@fedders.com

                                      ###